Exhibit 3.5

CERTIFICATE OF AMENDMENT

OF

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ARSANIS, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Arsanis, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.    That a resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth an amendment to the Third Amended and Restated Certificate of Incorporation of the Corporation and declaring said amendment to be advisable and that such amendment be submitted to the stockholders of the Corporation for their consideration, as follows:

RESOLVED:	That the first paragraph of Article FOURTH of the Third Amended and Restated Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

“That, effective on the filing of this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), a one-for-3.4130 reverse stock split of the Corporation’s common stock, par value $0.001 per share (the “Common Stock”), shall become effective, pursuant to which each 3.4130 shares of Common Stock outstanding and held of record by each stockholder of the Corporation (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one (1) validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.001 per share. No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of a share of Common Stock to which such holder would otherwise be entitled multiplied by the fair value per share of the Common Stock immediately prior to the Effective Time as determined by the Board of Directors of the Corporation.

Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Fifty-Two Million Eight Hundred Ninety-Four Thousand Six Hundred and Nineteen (52,894,619), of which (i) Twenty-One Million Eight Hundred Ninety-Four Thousand Six Hundred and Nineteen (21,894,619) shares shall be preferred stock, par value $0.001 per share (the “Preferred Stock”), and (ii) Thirty-One Million (31,000,000) shares shall be Common Stock.”

FURTHER RESOLVED:	That Subsection 1 of Section B of Article FOURTH of the Third Amended and Restated Certificate of Incorporation of the Corporation be and hereby is amended by (i) deleting the figure “21,894,618” and inserting the figure “21,894,619” in lieu thereof and (ii) deleting the figure “2,125,550” and inserting the figure “2,125,551” in lieu thereof.

FURTHER RESOLVED:	That Subsection 6.1 of Section B of Article FOURTH of the Third Amended and Restated Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

“6.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of gross proceeds to the Corporation (a “Qualified IPO”) or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of Preferred Stock holding at least 75% of the shares of Preferred Stock then outstanding voting together as a single class on an as-converted to Common Stock basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the “Mandatory Conversion Date”), (i) all outstanding shares of each series of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate for such series of Preferred Stock, and (ii) such shares may not be reissued by the Corporation.”

2.    That in lieu of a meeting and vote of stockholders, the stockholders have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

3.    That the aforesaid amendments were duly adopted in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

*  *  *  *  *  *

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this 3rd day of November, 2017.

ARSANIS, INC.

By:	/s/ René Russo
Name:	René Russo
Title:	Chief Executive Officer

[Signature Page to Certificate of Amendment]